FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 25, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

Brasilagro Companhia Brasileira de Propriedades Agrícolas

December 31, 2012

with Independent Auditor’s Review Report

A free translation from Portuguese into English of Independent Auditor’s report on quarterly information review

Review report of quarterly information

To the Shareholders, Board Members and Management

Brasilagro Companhia Brasileira de Propriedades Agrícolas

São Paulo, SP

Introduction

We have performed a review of the interim individual and consolidated information of Brasilagro Companhia Brasileira de Propriedades Agrícolas, contained in the quarterly information (ITR) for the quarter ended December 31, 2012, comprising the balance sheet at December 31, 2012 and respective statements of income, of comprehensive income for the three- and six-month periods then ended, of changes in shareholders’ equity and cash flows for the six-month period then ended, including the summary of main accounting policies and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21 – Interim Financial Statements, and the interim consolidated financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of this information in compliance with the rules issued by the CVM, applicable to the preparation of quarterly information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim information (NBC TR 2410 – Review of Interim Information performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim individual information

Based on our review, we are not aware of any fact that makes us to believe that the interim individual financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion on the interim consolidated information

Based on our review, we are not aware of any fact that makes us believe that the interim consolidated financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 and IAS 34, applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Interim value added information

We have also reviewed the interim individual and consolidated value added information (DVA) for the six-month period ended December 31, 2012, prepared under the management’s responsibility, which presentation in the interim information is required by the rules issued by CVM applicable to the preparation of quarterly information and considered additional information by the IFRS, which do not require the presentation of the Statement of Value Added. These statements were submitted to the same previously described review procedures and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated accounting information taken as a whole.

Audit and review of the amounts corresponding to prior year and period

The amounts correspondent to individual and consolidated balance sheets for the year ended June 30, 2012 and the statements of income, of comprehensive income, for the three- and six-month periods ended December 31, 2011, of changes in shareholders’ equity, of cash flows and of value added for the for the six-month period ended December 31, 2011presented for comparison purposes, were previously audited and reviewed, respectively, by other independent accountants, who issued an unqualified opinion dated September 4, 2012 and review report of quarterly information, which contained emphasis paragraph on restatement and reissuance of the interim financial information for errors correction identified after its conclusion, dated May 10, 2012.

São Paulo, February 6, 2013.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC 2SP015199/O-6

Daniel G. Maranhão Jr.

Accountant CRC 1SP215856/O-5

Independent Auditor’s Report Review Report

4

Management’s Comments

We began activities for the 2012/13 harvest year, having planted an area of 56,853 hectares with summer crop grains, totaling a planted area of 72,623 hectares, and closed the third year of sugarcane supply, delivering 837,200 tons to ETH in compliance with the exclusive supply agreement.

We ended the semester with net revenue of R$111.4 million, net income of R$13.8 million and Adjusted EBITDA of R$23.0 million.

Operating Performance

We concluded the planting of the 2012/2013 summer grain crop, totaling 56,853 hectares, as well as 6,572 hectares of pasture at the Preferência farm and 8,198 hectares of sugarcane at the Alto Taquari and Araucária farms.

The table below shows the breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Total
Cremaq Farm		18,169	1,529		19,698
Jatobá Farm		11,450	2,942		14,392
Alto Taquari Farm	3,085				3,085
Araucária Farm	5,108				5,108
Chaparral Farm		9,594	667		10,261
Preferência Farm		200		6,572	6,772
Horizontina Farm		7,161			7,161
Partnership I Farm		5,141			5,141
Total	8,193	51,715	5,138	6,572	71,618

The soybean planted area includes 7,161 hectares of the Horizontina farm, which we will continue to operate until the end of the 2012/2013 harvest year.

We concluded one more year of sugarcane supply to ETH, totaling 837,200 tons delivered on the third harvest year of the first cycle. The sugarcane supply agreement entered into with ETH is effective for two complete sugarcane crop cycles (six harvest years with five harvests).

Also in this harvest year, we will plant approximately 4,000 hectares of winter harvest corn in the Cremaq and Horizontina farms.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA e EBITDA Ajustado

EBITDA (R$ thousand)	2Q13	2Q12	Change	6M13	6M12	Change
Gross profit	25,839	3,703	598%	37,683	20,425	84%
Selling expenses	(3,033)	(450)	574%	(5,027)	(852)	490%
General and administrative	(6,595)	(6,207)	6%	(13,267)	(11,947)	11%
Other operating revenue	(1,218)	21	n.a.	(1,175)	21	n.a.
Depreciations	8,139	7,462	9%	14,861	12,840	16%
EBITDA	23,132	4,529	411%	33,075	20,487	61%

Adjusted EBITDA (R$ thousand)	2Q13	2Q12	Change	6M13	6M12	Change
Gross profit	25,839	3,703	598%	37,683	20,425	84%
Elimination of gains on biological assets (grains and sugarcane planted)	(5,161)	8,911	n.a.	(6,736)	3,997	n.a.
Selling expenses	(3,033)	(450)	574%	(5,027)	(852)	490%
General and administrative	(6,595)	(6,207)	6%	(13,267)	(11,947)	11%
Other operating revenue	(1,218)	21	n.a.	(1,175)	21	n.a.
Hedge results	(0)	1,177	n.a.	(20)	2,783	n.a.
Depreciations	6,043	2,315	161%	11,632	8,594	35%
Adjusted EBITDA	15,875	9,471	68%	23,090	23,022	0%

EBITDA is calculated as gross profit adjusted for general, administrative, and selling expenses, other operating revenue and depreciation expenses, including: the depreciation of the farms fixed assets, administrative facilities, developed areas and permanent crops. Adjusted EBITDA was calculated by excluding the gains from biological assets in progress (sugarcane and grains) and adjusted for the harvest’s derivative results.

Julio Toledo Piza

CEO & Investor Relation Officer

Management’s declaration on Independent auditor's report

In accordance with section V of article 25 of CVM Instruction 480, as of December 7, 2009, the Management declares that reviewed, discussed and agreed with the independent auditor’s report on the Company's Financial Statements for the quarterly ended December 31, 2012, issued on this date.

São Paulo, February 07, 2013.

Julio Toledo Piza Neto

CEO e Diretor de Relações com Investidores

Gustavo Javier Lopez

Diretor Administrativo

André Guillaumon

Diretor de Operações

Mario Henrique Aguirre

Diretor Técnico Agrícola

Management’s declaration on Financial Statements

In accordance with section VI of article 25 of CVM Instruction 480, of December 7, 2009, the Management declares that reviewed, discussed and agreed with the Company's Financial Statements for the quarterly ended December 31, 2012.

São Paulo, February 07, 2013.

Julio Toledo Piza Neto

CEO e Diretor de Relações com Investidores

Gustavo Javier Lopez

Diretor Administrativo

André Guillaumon

Diretor de Operações

Mario Henrique Aguirre

Diretor Técnico Agrícola

Contents

Balance Sheets Statements of Income Statements of Changes on Equity Statements of Cash Flows Statements of Value Added Notes to the Quarterly Information

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

			Company		Consolidated
Assets	Note	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012

Current assets
Cash and cash equivalents	6	14,884	23,562	44,574	67,464
Short-term investiments	6	46,783	-	32,724	-
Trade accounts receivable	8	12,833	43,828	72,106	60,655
Inventories	10	27,915	62,581	39,297	72,558
Biological assets	11	51,808	3,208	65,699	4,111
Recoverable taxes	9	5,374	6,529	8,826	9,331
Transactions with derivatives	5.b and 7	11,789	4,259	11,806	4,327
Receivables from related parties	32	6,160	21,944	-	-
Other		322	545	478	710
		177,868	166,456	275,510	219,156
Noncurrent assets

Biological assets	11	24,078	31,931	24,078	31,931
Restricted marketable secutiries	12	1,799	21,872	3,171	23,197
Recoverable taxes	9	25,006	22,398	25,316	22,803
Deferred taxes	21	9,191	7,692	15,713	14,960
Transactions with derivatives	5.b and 7	31	-	50	-
Trade accounts receivable	8	1,086	-	15,073	12,759
Investment properties	13	87,396	94,357	351,250	391,907
Other receivables		1,569	268	1,568	268
		150,156	178,518	436,219	497,825

Investments	14	343,422	326,538	410	410
Property, plant and equipment	16	13,751	14,644	14,601	15,764
Intangible assets	15	2,421	2,607	2,421	2,607

		509,750	522,307	453,651	516,606

Total assets		687,618	688,763	729,161	735,762

			Company		Consolidated
Liabilities and equity	Note	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012

Current liabilities
Trade accounts payable	18	17,107	14,509	4,909	4,151
Loans and financing	19	26,758	39,071	29,886	43,067
Salaries, payroll charges and profit sharing		3,629	7,241	3,799	7,436
Taxes payable	20	926	1,701	6,105	3,102
Dividends proposed		2	2	2	2
Transactions with derivatives	5.b and 7	10,930	-	11,602	8,307
Payables for farm acquisitions	17	17,339	16,588	42,410	40,858
Advances from customers		1,486	4,112	1,823	4,490
		78,177	83,224	100,536	111,413
Noncurrent liabilities
Loans and financing	19	33,470	35,262	49,575	51,294
Taxes payable	20	-	-	2,934	2,695
Transactions with derivatives	5.b and 7	-	10,209	46	10,209
Provision for legal claims	30	2,888	1,087	2,987	1,183
Other liabilities		-	13	-	-
		36,358	46,571	55,542	65,381
Total liabilities		114,535	129,795	156,078	176,794

Equity
Attributed to controlling shareholders
Share capital	22	584,224	584,224	584,224	584,224
Capital reserve		2,475	2,134	2,475	2,134
Equity valuation adjustments		(6,920)	(6,920)	(6,920)	(6,920)
Accumulated losses		(6,696)	(20,470)	(6,696)	(20,470)

Total liabilities		573,083	558,968	573,083	558,968

Total liabilities and equity		687,618	688,763	729,161	735,762

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Six-month periods ended December 31

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

			Company		Consolidated
	Note	7/1/2012 to 12/31/2012	7/1/2011 to 12/31/2011	7/1/2012 to 12/31/2012	7/1/2011 to 12/31/2011

Net revenue	24	68,092	59,773	68,871	61,614
Gain on sale of farm	8	-	-	26,864	12,987
Gain (loss) on fair value of biological assets and agricultural products	11	8,233	(2,695)	13,522	(2,695)
Reversal of provision of agricultural products after harvest		1,945	437	2,095	406
Cost of sales	25	(71,075)	(56,165)	(73,669)	(51,887)

Gross profit		7,195	1,350	37,683	20,425

Selling expenses	25	(2,006)	(267)	(5,027)	(852)
General and administrative	25	(12,471)	(11,093)	(13,267)	(11,947)
Other operating income (expenses)		(1,038)	207	(1,175)	21
Equity pickup	14.a	21,611	16,292	-	-

Operating profit		13,291	6,489	18,214	7,647

Financial income (expenses), net
Financial income	27	15,732	19,265	24,653	20,332
Financial expenses	27	(16,748)	(7,674)	(24,552)	(8,058)

Profit before income and social contribution taxes		12,275	18,080	18,315	19,921

Income and social contribution taxes	28	1,499	(1,356)	(4,541)	(3,330)

Net income for the period		13,774	16,724	13,774	16,591

Attributed to
Controlling shareholders				13,774	16,724
Noncontrolling shareholders				-	(133)
				13,774	16,591

Basic earnings per share - reais	29			0.24	0.29
Diluted earnings per share - reais	29			0.24	0.29

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations (Continued)

Quarters ended December 31

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	10/1/2012 to 12/31/2012	10/1/2011 to 12/31/2011	10/1/2012 to 12/31/2012	10/1/2011 to 12/31/2011

Net revenue	30,256	30,129	29,867	29,903
Gain on sale of farm	-	-	26,864	(0)
Gain (loss) on fair value of biological assets and agricultural products	5,288	1,091	3,720	1,091
Reversal of provision of agricultural products after harvest	1,553	(443)	1,505	(483)
Cost of sales	(34,687)	(30,132)	(36,117)	(26,808)

Gross profit	2,410	645	25,839	3,703

Selling expenses	(224)	(57)	(3,033)	(450)
General and administrative	(6,677)	(5,727)	(6,595)	(6,207)
Other operating income (expenses)	(1,214)	207	(1,218)	21
Equity pickup	14,600	1,517	-	-

Operating profit (loss)	8,895	(3,415)	14,993	(2,933)

Financial income (expenses), net
Financial income	14,614	2,378	20,383	6,920
Financial expenses	(5,341)	(1,198)	(12,292)	(5,833)

Profit (loss) before income and social contribution taxes	18,168	(2,235)	23,084	(1,846)

Income and social contribution taxes	(1,714)	1,170	(6,630)	779

Net income (loss) for the period	16,454	(1,065)	16,454	(1,067)

Attributed to
Controlling sharehohlders			16,454	(1,065)
Noncontrolling shareholders			-	(2)
			16,454	(1,067)

Basic earnings (loss) per share - reais			0.28	(0.02)
Diluted earnings (loss) per share - reais			0.28	(0.02)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income

Quarters and six-month periods ended December 31

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	7/1/2012 to 12/31/2012	7/1/2011 to 12/31/2011	7/1/2012 to 12/31/2012	7/1/2011 to 12/31/2011

Net income for the six-month period	13,774	16,724	13,774	16,591

Comprehensive income	13,774	16,724	13,774	16,591

		Company		Consolidated
	10/1/2012 to 12/31/2012	10/1/2011 to 12/31/2011	10/1/2012 to 12/31/2012	10/1/2011 to 12/31/2011

Net income for the quarter	16,454	(1,065)	16,454	(1,067)

Comprehensive income	16,454	(1,065)	16,454	(1,067)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

	Attributable to controlling shareholders

	Capital share	Capital reserve - grant of stock options	Capital reduction	Accumulated losses	Total	Noncontrolling shareholders	Total
At June 30, 2011	584,224	996		(14,898)	570,322	6,601	576,923

Net income for the period				16,724	16,724	(133)	16,591
Share-based compensation		570			570	-	570
Increase in noncontrolling interest due to change in Jaborandi Ltda. interest			(1,135)		(1,135)	1,135	-
Capital increase					-	268	268

At December 31, 2011	584,224	1,566	(1,135)	1,826	586,481	7,871	594,352

	Capital share	Capital reserve - grant of stock options	Equity Valuation adjustment	Accumulated losses	Total	Noncontrolling interest	Total
At June 30, 2012	584,224	2,134	(6,920)	(20,470)	558,968	-	558,968

Net income for the period	-	-	-	13,774	13,774	-	13,774
Share-based compensation	-	341	-	-	341	-	341

At December 31, 2012	584,224	2,475	(6,920)	(6,696)	573,083	-	573,083

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flows

Six-month periods ended December 31

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	Notes	2012	2011	2012	2011
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period		13,774	16,724	13,774	16,591
Adjustments to reconcile net income
Depreciation and amortization	25	14,512	12,697	14,861	12,840
Gain on sale of investment property		-	-	(26,864)	(12,987)
Grant of stock options		341	570	341	570
Residual value of property, plant and equipment	16	1,300	14	1,590	14
Equity pickup	14.a	(21,611)	(16,292)	-	-
Unrealized profit on derivatives	27	(306)	(8,216)	6,801	(4,066)
Foreign exchange, monetary variation and financial charges	27	4,817	40	4,633	1,050
Remeasurement of receivables from sale of farms	26	-	-	(1,710)	(897)
Deferred income tax and social contribution	28	(1,499)	1,356	(754)	2,705
Fair value of biological assets and agricultural products and depletion of harvest	11	(8,233)	2,695	(13,522)	2,695
Reversal of impairment of agricultural products after harvest		(1,945)	(437)	(2,095)	(406)
Allowance for doubtful accounts		262	-	392	-
Provision for judicial claims		1,752	465	1,752	465
		3,162	9,616	(801)	18,574
Change in working capital
Trade accounts receivable		40,143	7,520	35,659	11,276
Inventories		(3,407)	2,085	(11,054)	(11,642)
Taxes recoverable		(1,146)	(1,507)	(1,701)	(1,975)
Transactions with derivatives		(6,534)	785	(21,198)	2,886
Prepaid expenses		-	(723)	-	(721)
Other receivables		(1,077)	(52)	(1,068)	358
Trade accounts payable		2,848	(675)	216	(1,048)
Taxes payable		(775)	146	3,242	(12)
Salaries, payroll charges and profit sharing		(3,612)	(1,830)	(3,637)	(1,838)
Advance from customers		(2,626)	-	(2,666)	-
Other liabilities		(14)	751	-	(1,194)
Net cash generated by (used in) operating activities		26,964	16,116	(3,008)	14,664
CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment and intangible assets		(2,499)	(2,011)	(2,617)	(2,175)
Additions to investment properties		(8,157)	(16,374)	(13,767)	(21,239)
(Increase) decrease of short-term investments		(27,252)	-	-	-
Transfer of marketable securities from LT to ST		542	-	(12,698)	-
Dividends received		35,309	-	-	-
(Increase) decrease in investments and interest		(14,798)	(16,707)	-	-
Cash received from sale of farms		-	-	27,000	2,250
Net cash generated by (used in) investing activities		(16,855)	(35,092)	(2,082)	(21,164)
CASH FLOWS FROM FINANCING ACTIVITIES
Future capital contributions		-	(3,004)	-	7,170
Transfer of capital from noncontrolling interest of subsidiaries		-	-	-	268
Payments of farms financing		-	-	-	(18,691)
Proceeds from loans and financing		12,600	6,009	12,600	6,009
Interest paid on loans and financing		(1,710)	(2,588)	770	(2,592)
Payment of loans and financing		(29,676)	(32,955)	(31,170)	(32,981)
Net cash generated by (used in) financing activities		(18,786)	(32,538)	(17,790)	(40,817)
Increase (decrease) in cash and cash equivalents		(8,678)	(51,514)	(22,890)	(47,317)
Cash and cash equivalents at beginning of period	6	23,562	113,323	67,464	135,615
Cash and cash equivalents at end of period	6	(14,884)	61,809	44,574	88,298
		(8,678)	(51,514)	(22,890)	(47,317)

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of valued added

Six-month periods ended December 31

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	Notes	2012	2011	2012	2011
Revenues
Gross operating revenue	24	72,071	63,002	74,185	65,168
Gain on sale of farm		-		26,864	12,987
Gains (losses) on biological assets and agricultural products		10,179	(2,258)	15,617	(2,289)
Other revenues		838	207	707	22
Allowance for doubtful accounts - (setup)		(262)	-	(392)	-
		82,826	60,951	116,981	75,888

Inputs acquired from third parties
Cost of sales		(57,194)	(44,016)	(59,439)	(39,595)
Materials, energy, outsourced services and other		(7,742)	(3,898)	(10,848)	(5,152)
		(64,936)	(47,914)	(70,287)	(44,747)

Gross value added		17,890	13,037	46,694	31,141

Depreciation and amortization	25	(14,512)	(12,697)	(14,861)	(12,840)

Net value added produced by the entity		3,378	340	31,833	18,301

Value added received in transfer
Equity pickup	14	21,611	16,292	-	-
Financial income	27	15,732	19,265	24,653	20,332
		37,343	35,557	24,653	20,332

Total value added to be distributed		40,721	35,897	56,486	38,633

Distribution of value added

Personnel and charges
Direct compensation		5,311	5,025	5,375	5,037
Benefits		738	639	745	638
Severance Fund ( F.G.T.S.)		146	114	150	115
Taxes, charges and contributions
Federal		2,641	4,534	10,523	7,100
State		748	839	749	868
Local		275	49	278	60
Financers
Interest and monetary and foreign exchange variations		16,748	7,674	24,552	8,058
Rentals		340	299	340	299
Retained income for the period		13,774	16,724	13,774	16,591
Noncontrolling interest			-		(133)
		40,721	35,897	56,486	38,633

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information - ITR
At December 31, 2012
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas ("the Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Maranhão, Mato Grosso, Minas Gerais and Piauí.

Pursuant to the bylaws, the Company’s activities include: (a) the exploration of agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate intermediation involving any type of operations, (e) participation as partner in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the herein described purposes, and (f) management of its own and third party assets.

The Company and its subsidiaries have nine farms in six Brazilian states, with a total area of 180,462 hectares, including 22,058 leased hectares. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil through a business strategy based on the acquisition of new farms and the ultimate sale of the farms acquired, once the intended potential valuation is achieved or when their agribusiness potential is achieved, optimization of production processes at the farms acquired and geographic and productive diversification.

The activities of  the subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Jaborandi Agrícola Ltda., Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro") and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As permitted in their respective by laws and articles of organization, until the real estate assets belonging to these companies are not sold, the assets may be leased to third parties, but only as a strategy to enhance the value of the real estate. All the subsidiaries as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

2.   Summary of significant accounting policies and presentation of the Quarterly Information (ITR)

2.1.    Basis of preparation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated Quarterly Information after its issuance. On February 6, 2013, the Company’s Board approved the Company’s individual and consolidated Quarterly Information and authorized its disclosure.

The individual interim accounting information comprised in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 –  Interim Statement and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information – ITR. The consolidated interim information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 – Interim Statement, issued by the Brazilian Accounting Standards Committee (CPC), and with the international accounting standard IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of Quarterly Information - ITR.

According to CVM/SNC/SEP Circular Letter 03/2011, the Company opted for presenting the notes to this Quarterly Information as a summary in cases of redundancy in relation to the ones presented in the annual financial statements. The Company declares that the significant judgments, estimates and accounting assumptions as well as the main accounting practices are the same as those disclosed in the annual financial statements for the year ended June 30, 2012 and remain effective for this Quarterly Information. Accordingly, this Quarterly Information does not encompass all notes and disclosures required by the standards for the annual financial statements and, as a consequence, the related information should be read together with note 2 to those financial statements. These policies have been applied consistently to all the periods presented, unless otherwise stated.

The individual and consolidated Quarterly Information has been prepared based on the historical cost, unless otherwise stated. The historical cost is usually based on the amount of considerations paid in exchange for assets.

The non-financial data included in this Quarterly Information, such as sales volume, planted and leased area, contractual data, economic forecasts, insurance and environment has not been reviewed by the independent auditors.

2.   Summary of significant accounting policies and presentation of the Quarterly Information (ITR)(Continued)

2.1.    Basis of preparation (Continued)

Except for the result for the period, the Company has no other comprehensive results.

The notes which have not significantly changed in relation to the individual and consolidated financial statements for June 30, 2012 have not been included in this Quarterly Information.

2.2.    Foreign currency translation

a)    Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated and individual interim statements are presented in Brazilian reais (R$), which is the Company's functional currency and the Group's presentation currency.

b)    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statements.

2.3.    Reclassification of balances in the financial statements for June 30, 2012 and quarterly information for December 31, 2011

Upon the preparation of the interim statements for the quarter ended December 31, 2012, the Company’s Management reviewed its accounting practice for classification of income tax calculated on temporary differences of subsidiaries opting for the presumed profit regime. As a consequence, the amount of R$3,960 was reclassified from deferred taxes to taxes payable (R$1,265 short term and R$2,695 long term).

2.   Summary of significant accounting policies and presentation of the Quarterly Information (ITR)(Continued)

2.3.    Reclassification of balances in the financial statements for June 30, 2012 and quarterly information for December 31, 2011 (Continued)

In addition, the Company reviewed the presentation of financial instruments by category, mentioned in note 5.c, representing the balances of cash and cash equivalent and marketable securities as instruments at fair value through profit or loss. Originally the instruments were presented as loans and receivables.

In the six-month period ended December 31, 2011 the Company reclassified the amount of R$23,291 from revenue with sales of farm and R$10,304 from cost of sale of farm to the caption gain with sale of farm in the amount of R$12,987.

In the year ended June 30, 2012, the table of classification of financial instruments by category, originally presented the captions of trade accounts payable and acquisitions payable, for R$4,151 and R$40,858, respectively, as financial liabilities at amortized cost, and were reclassified to loans and receivables.

3.   Critical accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.  Such estimates and assumptions may differ from the effective results.

The resulting accounting estimates will, by definition, seldom equal the related actual results. The effects arising from review of accounting estimates are recognized upon the review period.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed in note 3 to the annual financial statements.

4.   New pronouncements issued by CPC/IASB

New pronouncements, changes in the existing pronouncements and new interpretations were issued and are mandatory for the years started at or after July 1, 2012.

4.   New pronouncements issued by CPC/IASB (Continued)

CPC and CVM approved the following pronouncements:

•   CPC 40 R1 – Financial Instruments: Disclosure –  CVM Resolution 684 of August 30, 2012 (IFRS 7);

•   CPC 17 (R1) – Construction Contracts – CVM Resolution 691 of November 8, 2012 (IAS 11);

•   CPC 30 (R1) – Revenues – CVM Resolution 692 of November 8, 2012 (IAS 18); and

•   CPC 35 (R2) –Separate Statements – CVM Resolution 693 of November 6, 2012 (IAS 27);

•   CPC 19 (R2) – Business combination - CVM Resolution 694 of December 12, 2012 (IFRS11);

•   CPC 33 (R1) – Benefits to employees - CVM Resolution 695 of December 12, 2012 (IAS 19);

•   CPC 18 (R2) – Investment in Subsidiary and Associate - CVM Resolution 696 of December 12, 2012 (IAS 28);

•   CPC 45 – Disclosure of Interest in Other Entities – CVM Resolution 697 of December 12, 2012 (IFRS12);

•   CPC 46 – Measurement at Fair Value - CVM Resolution 699 of December 19, 2012 (IFRS13).

Additionally, the following technical interpretations were issued by CPC and approved by CVM:

•   ICPC 08 (R1) – Accounting of Proposal for Payment of Dividends - CVM Resolution 683 of August 30,2012; and

•   ICPC 09 (R1) – Individual Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method - CVM Resolution 687 of October 04, 2012.

The Company and its subsidiaries reviewed the alterations and new pronouncements and interpretations and there were no significant impacts on the individual and consolidated quarterly information for December 31, 2012.

No new pronouncements have been issued by IASB further to those disclosed in the financial statements for 2012.

5.   Financial instruments

There were no significant changes for the financial risk factors, in the policy of capital management and estimate at fair value in the first half ended December 31, 2012, in relation to the one described in the annual financial statements for the year ended June 30, 2012,as disclosed in the related Notes 4.1 to 4.10.

a)      Sensitivity analysis

Below is the table of sensitivity analysis of financial instruments for one-year period or up to the contract maturities, which describes the risks that may generate material variations on the Company’s results, as set forth by CVM in its Instruction 475/08, in order to present 25% and 50% of appreciation/depreciation in the considered risk variable.

At December 31, 2012, the reference for the preparation of the Probable Scenario was the Market Prices of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

The assumptions and scenarios are as follows:

			December 31, 2012
	Probable scenario	Scenario I	Scenario II

Foreign exchange rate - US$/R$	2.05	2.56	3.08
Corn - R$ / bag – May 2013 (BM&F)	29.60	37.00	44.40
Corn - R$ / bag – May 2013(CBOT)	14.58	18.22	21.87
Corn - US$ / bushel – May 2013(CBOT)	7.00	8.75	10.50
Corn - R$ / bushel – July 2013 (CBOT)	14.64	18.30	21.96
Corn - US$ / bushel – July 2013 (CBOT)	6.97	8.72	10.46

			June 30, 2012
	Probable scenario	Scenario I	Scenario II

Foreign exchange rate - US$/R$	2.12	2.65	3.18

Soybean - US$/ bushel –November 2012	14.99	18.74	22.48
Soybean - R$/ bushel – March 2013	29.86	37.33	44.79
Soybean - US$/ bushel – May 2013	14.22	17.78	21.33
Soybean - R$ / bushel – July 2013	29.90	37.38	44.85
Soybean - US$ / bushel – July 2013	14.16	17.70	21.24

Corn - R$ / bushel – July 2013	14.45	18.06	21.68
Corn - R$ / bushel – September 2012	25.80	32.25	38.70
Corn - US$ / bushel – September 2012	6.60	8.25	9.90

5.   Financial Instruments (Continued)

a)      Sensitivity analysis (Continued)

The table below presents, for each situation, the effect on the change in the estimated fair value at December 31, 2012 of the derivative financial instrument as well as the effect on income from the increase or decrease in the recorded amount of the related asset or liability. The effect has been determined on an individual basis for each derivative financial instrument, asset or liability for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintain all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

							December 31, 2012
		Sensitivity analysis (R$)			Position
Operation	Risk	Probable scenario (I)	Scenario (II)	Scenario (II)	Unit of measure	Volume	Maturities
Derivative	SOYBEAN	-	(22,923)	(46,295)	soybean bags	(1,853)	may/13 to may/14
	CORN	-	(1,610)	(3,078)	corn bags	(326)	mar/13 to jul/13
	USD	-	(4,455)	(10,084)	US$'000	(11)	jan/13 to jul/14

							June 30, 2012
		Sensitivity analysis (R$)			Position
Operation	Risk	Probable scenario (I)	Scenario (II)	Scenario (II)	Unit of measure	Volume	Maturities
Derivative	SOYBEAN	(3,866)	(24,166)	(44,465)	soybean bags	(1,247)	nov/12 to jul/13
	CORN	(1,289)	(3,837)	(7,061)	corn bags	(407)	aug/12 to jun/13
	USD	(3,269)	(20,434)	(37,600)	US$	(31,833)	jul/12 to jul/13
Debt for purchase of farm		(101)	(633)	(1,165)		(983)	dec/12

5.   Financial Instruments (Continued)

b)      Hierarchy of fair value - consolidated

Below is the level of fair value hierarchy for financial instruments measured at fair value through profit or loss, presented in the quarterly information for December 31, 2012:

	December 31, 2012		June 30, 2012
Consolidated - thousands R$	Level 2	Total	Level 2	Total
Assets
Current
Derivative financial instruments	11,806	11,806	4,327	4,327

Noncurrent
Derivative financial instruments	50	50	-	-

Total	11,856	11,856	4,327	4,327

	December 31, 2012		June 30, 2012
Consolidated - thousands R$	Level 2	Total	Level 2	Total
Passivo
Current
Derivative financial instruments	11,602	11,602	8,307	8,307

Noncurrent
Derivative financial instruments	46	46	10,209	10,209

Total	11,648	11,648	18,516	18,516

5.   Financial Instruments (Continued)

c)      Financial instruments by category - consolidated

Below are the classifications of financial instruments by category:

	December 31, 2012						June 30, 2012
Consolidated - thousands R$	Note	Amortized cost	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Amortized cost	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total
Assets
Current assets
Cash and cash equivalents and marketable securities	6	-	-	59,932	-	59,932	-	-	55,283	-	55,283
Trade accounts receivable		-	14,259	-	-	14,259	-	51,210	-	-	51,210
Receivable from sale of farm	8	-	57,847	-	-	57,847	-	9,445	-	-	9,445
Transactions with derivatives	7	-	-	-	11,806	11,806	-	-	-	4,327	4,327

Noncurrent
Marketable securities	12	3,171	-	-	-	3,171	23,197	-	-	-	23,197
Trade accounts receivable	8	-	15,073	-	-	15,073	-	12,759	-	-	12,759
Transactions with derivatives		-	-	-	50	50	-	-	-	-	-
Total		3,171	87,179	59,932	11,856	162,138	23,197	73,414	55,283	4,327	156,221

	December 31, 2012
Consolidated - thousands R$	Note	Loans and receivables	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Loans and receivables	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total
Liabilities
Current liabilities
Trade payables		4,909	-	-	4,909	4,151	-	-	4,151
Loans and financing	19	-	-	29,886	29,886	-	-	43,067	43,067
Derivative financial instruments	7	-	11,602	-	11,602	-	8,307	-	8,307
Acquisitions payable	17	42,410	-	-	42,410	40,858	-	-	40,858

Noncurrent liabilities
Loans and financing	19	-	-	49,575	49,575	-	-	51,294	51,294
Derivative financial instruments	7	-	46	-	46	-	10,209	-	10,209
Total		47,319	11,648	79,461	138,428	45,009	18,516	94,361	157,886

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of quarterly information and adjusted, where necessary.

6.   Cash and cash equivalents and marketable securities

6.1.    Cash and cash equivalents

		Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
Cash and banks	13,568	10,817	17,366	12,181
Repurchase agreement	1,316	12,745	20,709	20,135
Time deposits in Brazilian banks		-	6,499	35,148
	14,884	23,562	44,574	67,464

The terms of time deposits and repurchase agreements held at December 31, 2012 and June 30, 2011 contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in time deposits and agreements, despite having a maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Certificate Deposit rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity providing depository, custodian and trading services) which range between 100% and 103.5% of the daily CDI as of December 31, 2012 and June 30, 2012, respectively.

6.2.    Marketable securities

		Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012

Fund shares	27,252	-	9,597	-
Government bonds	-	-	3,596	-
Banco Itaú BBA (a)	19,531	-	19,531	-
	46,783	-	32,724	-

(a)    Securities provided as collateral to financing from Banco Itaú BBA, to be held until May 2013, according to loan agreement, reclassified to current assets during the quarter ended December 31, 2012. The amount refers to fiduciary assignment in guarantee to credit rights and securities executed on May 24, 2010, with maturity on May 6, 2013, the repurchase agreement index percentage is 100.10 of the Interbank Deposit Certificate - CDI.

At December 31, 2012, Banco Pactual (FIM Guardian fund), the Company’s exclusive investment fund has the following outstanding securities:

Funds shares	9,597
Time deposits	6,499
Repurchase Agreements	8,194
Public Securities	3,596
TOTAL	27,886

6.   Cash and cash equivalents and marketable securities (Continued)

6.2.    Marketable securities (Continued)

The composition of the exclusive fund’s portfolio is classified in the tables above according to their nature, classified as cash and cash equivalents the amount of R$14,693 (time deposits and repurchase agreements) and as marketable securities the amount of R$13,193 (funds shares and public securities).

In the quarter ended December 31, 2012, there were no significant changes in relation to the other information disclosed in the annual financial statements, note 6.

7.   Derivative financial instruments

									At December 31, 2012
					Company		Consolidated		Total (R$)	Volume / Position
Risk	Maturity	Strategy	Outstanding derivative instrument	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Volume / Position (000)	Unit
Currency US$	1/31/2013	(i)	BM&F	Banks	-	-	-	(71)	(71)	9,500	US$
Currency US$	3/25/2013	(ii)	NDF	Banks	-	-	17	-	17	(1,590)	US$
Currency US$	4/16/2013	(ii)	NDF	Banks	-	-	-	(199)	(199)	(2,810)	US$
Currency US$	7/1/2013	(i)	NDF	Banks	-	-	-	(349)	(349)	(1,520)	US$
Currency US$	3/24/2014	(ii)	NDF	Banks	-	-	19	-	19	(5,288)	US$
Currency US$	6/16/2014	(ii)	NDF	Banks	-	-	-	(46)	(46)	983	US$
Currency US$	7/16/2013	(i)	Options	Banks	-	(148)	-	(148)	(148)	(9,904)	US$

			Current		-	(148)	17	(767)	(749)	(6,324)	US$
			Noncurrent		-	-	19	(46)	(27)	(4,305)	US$
			Total Risk with Currency US$		-	(148)	36	(813)	(777)	(10,629)	US$

Commodities

Soybean CBOT	5/5/2013	(ii)	Derivatives - Soybean (a)	Trading Companies/Banks/CBOT	478	-	478	-	478	(164,427)	Bags
Soybean CBOT	7/3/2013	(i)	Derivatives - Soybean (a)	Trading Companies/Banks/CBOT	-	(4,482)	-	(4,482)	(4,482)	(801,686)	Bags
Soybean CBOT	5/5/2014	(ii)	Derivatives - Soybean (a)	Trading Companies/Banks/CBOT	31	-	31	-	31	(181,429)	Bags
Corn CBOT	5/1/2013	(i)	Derivatives - Corn (a)	Trading Companies/Banks/CBOT	759	-	759	-	759	(144,450)	Bags
Corn CBOT	7/31/2013	(i)	Derivatives - Corn (a)	Trading Companies/Banks/CBOT	-	(1,769)	-	(1,769)	(1,769)	(282,551)	Bags
Corn BM&F	3/20/2013	(i)	Derivatives - Corn BM&F	BM&F	-	-	-	(41)	(41)	81,900	Bags
Corn BM&F	5/1/2013	(i)	Derivatives - Corn BM&F	BM&F	-	(439)	-	(451)	(451)	210,600	Bags
Soybean CBOT	5/1/2013	(ii)	Options	Trading Companies/Banks/CBOT	-	(65)	-	(65)	(65)	(11,063)	Bags
Soybean CBOT	7/6/2013	(i)	Options	Trading Companies/Banks/CBOT	-	(2,829)	-	(2,829)	(2,829)	(694,519)	Bags
Corn CBOT	7/6/2013	(i)	Options	Trading Companies/Banks/CBOT	-	(1,198)	-	(1,198)	(1,198)	(191,852)	Bags
											Bags
			Current		1,237	(10,782)	1,237	(10,835)	(9,598)	(1,998,048)	Bags
			Noncurrent		31	-	31	-	31	(181,429)	Bags
			Total Risk with commodities		1,268	(10,782)	1,268	(10,835)	(9,568)	(2,179,476)	Bags

			Total Risks		1,268	(10,930)	1,304	(11,648)	(10,344)	N.A.

			Margin value		10,552	-	10,552	-

				Current	11,789	(10,930)	11,806	(11,602)
				Noncurrent	31	-	50	(46)
				Result from Derivatives (*)	11,425	(9,934)	17,730	(17,345)
References:
OTC – Swaps “over the counter” – over the counter market
Strategy to which the instrument is related:
(i)	Estimate of sale of crop 2013
(ii)	Hegde sale/purchase of farm
(*) The balances were recorded in Consolidated as financial income and expenses under: Realized and unrealized result from derivatives (Note 27)

7.   Derivative financial instruments (Continued)

									At June 30, 2012
					Company		Consolidated		Total (R$)
Risk	Maturity	Strategy	Outstanding derivative instrument	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Volume / Position (000)	Unit
Currency US$	7/1/2012	(ii)	NDF	Local Banks	-	-	-	(6,928)	(6,928)	(11,030)	US$
Currency US$	8/1/2012	(ii)	NDF	Local Banks	173	-	173	(31)	142	2,592	US$
Currency US$	12/1/2012	(i)	NDF	Local Banks	-	-	68	-	68	983	US$
Currency US$	4/1/2013	(ii)	NDF	Local Banks	-	-	-	(236)	(236)	(2,183)	US$
Currency US$	7/1/2013	(ii)	NDF	Local Banks	-	-	-	(343)	(343)	(9,945)	US$
Currency US$	7/1/2012	(ii)	BMF	Local Banks	-	-	-	(769)	(769)	(12,250)	US$
Option	7/1/2013	(ii)	OPTION	Local Banks	-	(196)	-	(196)	(196)	-	US$
Currency US$	7/1/2013	(ii)	USD Option	International Trading Companies	-	(37)	-	(37)	(37)	-	US$

			Current		173	-	241	(8,307)	(8,066)	-
			Noncurrent		-	(233)	-	(233)	(233)	-
			Total Risk with Currency US$		173	(233)	241	(8,540)	(8,299)	(31,833)	US$

	Commodities
Soybean	7/1/2013	(ii)	Derivatives Soybean(a)	International Trading Companies	-	(7,660)	-	(7,660)	(7,660)	(1,247)	Bags
Corn	8/1/2012	(ii)	NDF CORN	Local Banks	68	-	68	-	68	-	Bags
Corn	7/1/2013	(ii)	Derivatives - Corn (a)	International Trading Companies	-	(2,316)	-	(2,316)	(2,316)	(406)	Bags
			Current		68	-	68	-	68	(1,653)	Bags
			Noncurrent		-	(9,976)	-	(9,976)	(9,976)		Bags
			Total Risk with commodities		68	(9,976)	68	(9,976)	(9,908)	(1,653)	Bags

			Total Risks		241	(10,209)	309	(18,516)	(18,207)

				Margin value	4,018	-	4,018	-	-

			Current		4,259	-	4,327	(8,307)	-
			Noncurrent		-	(10,209)	-	(10,209)	-
			Result from Derivatives		10,335	(30,606)	11,993	(31,301)	-
References:
OTC – Swaps “over the counter” – over the counter market

7.   Derivative Financial Instruments (Continued)

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against risk of foreign Exchange rates variation and commodities prices, respectively. At December 31, 2012, the Company has no derivative financial instruments of cash flow.

7.   Derivative Financial Instruments (Continued)

The margin deposits in transactions with derivatives refer to the so called margins by counter parties in transactions with derivative instruments.

a)      The accumulator is a future sale at a contractually established price in which the volume sold (notional) depends on the commodity quotation daily noticed during the contract life. The accumulator is settled at a sole payment at the contract maturity. The total notional contracted is divided by the number of days of the transaction establishing a daily notional. It is daily determined whether the Market quotation of the commodity at such day is: (i) below a suspension price and in such case the volume sold is zero, (ii) between the suspension price and the selling price contractually established and in this case the volume sold is the daily notional volume, or (iii) above the selling price contractually established and in this case the volume sold is twice the daily notional volume. Due to the variation in the volume sold at December 31,2012 and June 30, 2012 the 2012/2013 harvest volume for which commodities derivatives were contracted may vary as indicated below:

06/30/2012		% of volume of production expected with contracted economic hedge
		% minimum	% maximum
	Soybean	33.80%	62.50%
	Corn	7.00%	45.00%

12/31/2012		% of volume of production expected with contracted economic hedge
		% minimum	% maximum
	Soybean	48.9%	64.1%
	Corn	12.2%	30.5%

7.   Derivative Financial Instruments (Continued)

Trading derivative financial instruments are classified as current assets or liabilities. The full fair value of derivative financial instruments used for economic hedges are classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

In the quarter ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements, note 7.

8.   Trade accounts receivable

		Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
Sale of sugarcane (a)	11,405	3,207	11,405	3,207
Sale of grains	2,642	41,573	3,395	48,270
Lease	-	-	803	685
Sale of farms (b)	-	-	57,847	9,445
	14,047	44,780	73,450	61,607

Allowance for doubtful accounts	(1,214)	(952)	(1,344)	(952)

Total current	12,833	43,828	72,106	60,655

Sale of grains	1,086	-	1,156	-
Sale of farms (b)	-	-	13,917	12,759

Total noncurrent	1,086	-	15,073	12,759

Changes in the allowance for doubtful accounts:

Company	Consolidated
952	952
450	580
(188)	(188)
1,214	1,344

8.   Trade accounts receivable (Continued)

	Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
Falling due:
Up to 30 days	1,790	14,374	1,821	15,389
31 to 90 days	-	28,145	48,000	32,885
91 to 180 days	10,341	457	10,341	1,217
181 to 360 days	512	147	11,372	10,181
Over 360 days	1,086	-	15,073	12,759

Past due:
Up to 30 days	88	301	367	468
31 to 90 days	102	74	205	74
91 to 180 days	28	236	135	345
181 to 360 days	1,186	146	1,209	146
Over 360 days	-	900	-	902

	15,133	44,780	88,523	74,366

8.   Trade accounts receivable (Continued)

The trade accounts receivable should be read together with note 8 to the annual financial statements for June 30, 2012.

a)      Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Bioenergia ("ETH").

b)      Receivables for sale of farm

(i)     Engenho Farm

The receivable comprises the sale of the Engenho Farm, according to a sale and purchase commitment on a rural property agreement entered into on June 13, 2008. The amount in reais is equivalent to 387,500 bags of soybean, corresponding to R$25,003, to be paid in installments on the dates established in the contract, up to April 2013.

The amount of trade receivables of R$ 4,844  was determined based on the quotation of soybean for future delivery, at the maturity date of each installment at April 30, 2013 (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery at a specific maturity date) and on the exchange rate of US$ to R$ for future delivery also at the same maturity date (considering that future soybean quotations are denominated in US$) and the resulting amount is discounted at present value using an interest rate of 7.56% p.a. The amount recorded in income as result of the change in the value of the receivable for the six month period ended December 31, 2012 amounts to R$565 (December 2011 – R$775).

(ii)    Sao Pedro Farm

On September 28, 2011, the Company sold Sao Pedro Farm, a rural property with total declared area of 2,447 hectares, of which 1,724 hectares are ready for agricultural purposes, located in the Municipality of Chapadao do Ceu - GO. The sale price is equivalent to 580,000 bags of soybeans equivalent in reais to R$ 23,391. This sale was part of the Company's business strategy, which, the realizing capital gains from the sale of properties. We recognized a gain for R$ 12,987 under "Gain on the sale of farms" in the statement of income corresponding to the difference between the sales price of R$ 23,391 and the carrying amount of the Sao Pedro farm of R$ 10,304.

8.   Trade accounts receivable (Continued)

b)    Receivables for sale of farm (Continued)

(ii)   Sao Pedro Farm (Continued)

The amount of R$2,250 was received as an advance (equivalent to 50,000 bags of soybean) on sale and an additional payment of R$7,519 (equivalent to 160,000 bags of soybean), on March 30, 2012. The remaining amount of R$19,374 to be collected in installments measured based on the quotation of soybean for future delivery, at the maturity date of each installment (or based on estimates and quotations of brokers where there is no quotation of soybean for future delivery at a specific maturity date), and based on the exchange rate of US dollars to reais for future delivery also at the maturity date. The resulting amount was discounted at present value using the average rate of 6.48% p.a.  The remaining balance shall be paid in four installments, at March 30 of each subsequent year, in the amount equivalent to 92,500 bags of soybean each.

The property was acquired in September 2006 and the total amount invested in acquisition and development was R$10,304.

The amount recorded related to adjustment to present value in the result for the six month period ended December 31, 2012 is R$2,687 (December 2011 – R$2,625).

(iii)   Horizontina Farm

On October 11, 2012, the Company announced an agreement to sell Horizontina Farm, located in the municipality of Tasso Fragoso, State of Maranhão, for a total price of R$75,000. The payments were as follows: R$1,000 in October 2012 as advance, R$26,000 also in October 2012 and R$45,000 upon the execution of the property deed, which occurred on January 22, 2013 (Note 34).

The Company recorded the gain from the sale of Horizontina farm in the amount of R$26,864.

Horizontina farm has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Imobiliária Ceibo for R$37,749. Before the acquisition, 2,100 hectares of the farm were used for the grains cultivation. Until October 11, 2012, investments in the amount of R$10,387 (net of accumulated depreciation) were made in infrastructure improvements.

9.   Taxes recoverable

	Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
Withholding income tax on short-term investments to be offset	4,260	5,193	4,769	5,494
Other taxes and contributions to be offset	1,114	1,336	4,057	3,837
Total current	5,374	6,529	8,826	9,331

ICMS recoverable	6,273	5,199	6,273	5,199
ICMS recoverable on property, plant and equipment	530	514	530	514
Non-cumulative Pis and Cofins to be offset	7,892	5,355	7,892	5,355
Witholding income tax on short-term investments	10,311	11,330	10,621	11,735
Total noncurrent	25,006	22,398	25,316	22,803

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 9.

10. Inventories

	Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
Agricultural products	3,829	27,179	4,477	28,462
Sugarcane - LT	-	2,238	-	2,238
Soybean- ST	2,630	13,778	2,660	14,558
Corn - ST	141	10,027	141	10,530
Rice - ST	106	309	106	309
Cotton - ST	945	737	1,563	737
Other harvests	7	90	7	90

Inputs (i)	13,634	10,038	22,388	12,535

Advance to suppliers	10,452	25,364	12,432	31,561
	27,915	62,581	39,297	72,558

(i)    The variation in inputs account is due to the formation of inventories for the beginning of soybean and corn plantation (2012-2013 crop)

10. Inventories (Continued)

The period of plantation and harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Corn	Second crop corn	Rice	Cotton
Fazenda Cremaq	Piauí	N/A	10/25 to 05/30	25/11/25 to 06/30	01/02 to 30/08	15/12 a 15/05	11/30 to 08/30
Fazenda Jatobá	Bahia	N/A	10/25 to 05/30	25/10/25 to 06/30	N/A	Not Planted	11/25 to 08/30
Fazenda Alto Taquari	Mato Grosso	01/02 to 30/11	10/01 to 02/28	01/10/11 to 10/30	N/A	Not Planted	N/A
Fazenda Araucária	Goiás	01/02 to 30/11	10/01 to 02/28	01/10/11 to 10/30	N/A	Not Planted	N/A
Fazenda Chaparral	Bahia	N/A	11/01 to 05/30	25/10/25 to 12/05	N/A	Not Planted	11/25 to 08/30
Fazenda Nova Buriti	Minas Gerais	N/A	Not Planted	N/A	N/A	Not Planted	N/A
Fazenda Preferência	Bahia	N/A	Not Planted	N/A	N/A	Not Planted	N/A
Fazenda Horizontina	Maranhão	N/A	11/05 to 05/30	1111/25 to 06/30	02/05 to 08/30	12/15/ to 05/15	N/A
Association I	Bahia	N/A	10/25 to 05/30	25/10/25 to 06/30	N/A	Not Planted	11/25 to 08/30

The inventories note should be read together with Note 10 to the annual financial statements for June 30, 2012.

11. Biological assets

	Company		Consolidated
	Current	Noncurrent	Current	Noncurrent
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2012	3,208	31,931	4,111	31,931

Expenditures with plantation	51,370	36,271	65,726	36,271
Fair value variation	(747)	8,980	4,542	8,980
Harvest of agricultural product	(2,023)	(53,104)	(8,680)	(53,104)

At December 31, 2012	51,808	24,078	65,699	24,078

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 11.

12. Restricted marketable securities

		Company		Consolidated
	Restatement index	December 31, 2012	June 30 , 2012	December 31, 2012	June 30 , 2012

Noncurrent
Banco do Nordeste (BNB) (a)	CDI	1,799	1,736	3,171	3,061
Banco Itaú BBA (b)	CDI	-	20,136	-	20,136

		1,799	21,872	3,171	23,197

(a)   The securities were pledged as a guarantee to financing from Banco BNB, and should be held up to the end of the financing contract effectiveness in October 2021;

(b)   Securities were pledged  as a guarantee to financing from Banco Itaú BBA, and should be held up to May 2013, according to loan agreement, reclassified to current assets during the quarter ended December 31, 2012.

In the quarter ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note12.

13. Investment properties - noncurrent

						Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2012
Opening balance	21,007	14,611	55,322	90,940	3,417	94,357
Acquisitions	-	199	6,411	6,610	1,547	8,157
Disposals	-	(669)	(9,635)	(10,304)	(83)	(10,387)
Transfers	-	3,700	-	3,700	(3,700)	-
(-) Depreciation / Amortization	-	(530)	(4,200)	(4,730)	-	(4,730)
At December 31, 2012	21,007	17,311	47,898	86,216	1,181	87,397
						Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2012
Opening balance	295,451	16,515	76,119	388,085	3,822	391,907
Acquisitions	79	234	11,300	11,613	2,154	13,767
Disposals	(37,749)	(669)	(9,635)	(48,053)	(83)	(48,136)
Transfers	-	4,582	-	4,582	(4,582)	-
(-) Depreciation / Amortization	-	(591)	(5,697)	(6,288)	-	(6,288)
At December 31, 2012	257,781	20,071	72,087	349,939	1,311	351,250

The disposals occurred in the period ended December 31, 2012 are due to the sale of Horizontina farm (Note 8), in the amount of R$10,387 relating to buildings and opening of areas and R$37,749 relating to disposal of land.

13. Investment properties - noncurrent (Continued)

Statement of investment properties at fair value

The Company’s land is annually at fair value by a independent specialized company. The comments related to valuation at fair value of farms may be read in Note 13 to the annual financial statements ended June 30, 2012. Management has internally revised the valuation at fair value at December 31, 2012 and deemed that no significant change occurred in the valuation at fair value in the six-month period ended December 31, 2012.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 13.

14. Investments - parent company

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Adjusted equity		Adjusted profit (loss) for the period
	12/31/2012	06/30/2012	12/31/2012	06/30/2012	12/31/2012	06/30/2012	12/31/2012	06/30/2012
Subsidiaries
Araucária	85,136	85,136	99.99	99.99	90,822	88,168	2,654	17,935
Cremaq	40,361	40,361	99.99	99.99	48,835	47,625	1,210	2,825
Engenho de Maracaju	10,194	10,194	99.99	99.99	10,671	10,194	477	2,700
Imobiliária Jaborandi	33,909	33,909	99.99	99.99	35,007	34,586	421	1,164
Jaborandi Ltda	48,332	34,331	99.99	99.99	38,769	26,834	(2,064)	(6,367)
Cajueiro	61,988	61,988	99.99	99.99	62,238	60,784	1,454	1,103
Mogno	22,717	22,717	99.99	99.99	15,430	15,295	135	(716)
Ceibo	37,732	18,707	99.99	99.99	37,770	39,951	17,344	2,348
Flamboyant	788	458	99.99	99.99	670	360	(20)	(40)
Investment at cost
Green Ethanol LLC	4,376	4,376	40.65	40.65	-	-	-	-

Except for the change in the name of subsidiary Jaborandi S.A. to Imobiliária Jaborandi Ltda., on August 1, 2012, there were no significant changes in the Company’s investments in relation to the information disclosed in the annual financial statements at June 30, 2012, note 14.

14. Investments - parent company (Continued)

a)    Change in investments

Period ended December 31, 2012

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Total
Changes in the balance at June 30, 2012	47,625	10,194	34,586	28,835	88,168	15,295	60,784	39,951	690	410	326,538

Capital increase	-	-	-	14,001	-	-	-	-	330	-	14,331
Transfer of future capital contributions	-	-	-	(14,001)	-	-	-	-	(330)	-	(14,331)
Future capital contributions	-	-	-	14,798	-	-	-	-	-	-	14,798
Dividends distribution								(19,525)	-		(19,525)
Equity pickup	1,210	477	421	(2,064)	2,654	135	1,454	17,344	(20)	-	21,611

Balance at December 31, 2012	48,835	10,671	35,007	41,569	90,822	15,430	62,238	37,770	670	410	343,422

Investments	48,835	10,671	35,007	38,769	90,822	15,430	62,238	37,770	670	410	340,622
Future capital contributions	-	-	-	2,800	-	-	-	-	-	-	2,800

Balance at December 31, 2012	48,835	10,671	35,007	41,569	90,822	15,430	62,238	37,770	670	410	343,422

14. Investments - parent company (Continued)

(i)     Green Ethanol

In March 2007 the Company acquired a 40.65% interest in Green Ethanol LLC (formerly named Tarpon Ethanol LLC). At this time Green Ethanol owned 2.47% of the share capital of Brenco - Brazilian Renewable Energy Company ("Brenco"), a Brazilian privately held company in the sugar and ethanol segment, which started its activities in 2007. In September 2008, Green Ethanol reduced its interest in Brenco to 1.55% of Brenco’s capital and in December 2008 increased this to 3.8%.

On February 18, 2010, ETH Bioenergia acquired Brenco decreasing Green Ethanol interest to 0.046%.

14. Investments - parent company (Continued)

a)    Change in investments (Continued)

(i)     Green Ethanol (Continued)

Although the Company holds 40.65% of interest in Green Ethanol LLC, the Limited Responsibility Contract of Green Ethanol LLC (which was originally issued in March 2007 and amended in 2009) does not provide the Company any influence power in accordance with IAS 28/CPC 18. According to the Contract, the other investor was appointed as Administrator Member and only this Administrator Member is entitled to vote to approve issues or make decisions.  Green Ethanol LLC businesses are solely managed by the Administrator Member. The contract appoints another investor as Administrator Member and can only be amended by means of a document signed by the Administrator Member. The interest held by the Company in Green Ethanol LLC is being recorded at cost since ETH Bionergia and Brenco are privately held companies and accordingly no public information is available. The Company and Green Ethanol LLC had no access to financial and operating information of ETH Biornergia and Brenco (historical or forecast), which might be used to calculate the fair value of these shares, formally denied.

As a consequence of the losses incurred and the significant level of Brenco’s indebtedness, the Company carried out an impairment analysis of the investment on July 1, 2009 and concluded that there was impairment on that date. In order to measure the loss for impairment the Company estimated the fair value of the investment as of February 2010 considering the purchase of Brenco by ETH Bioenergia at the amount of R$6,979 and recognized such loss on July 1, 2009 in the amount of R$6,569.

15. Intangible assets

Company and Consolidated
Software
At June 30, 2012	2,607
Acquisition	230
Amortization for the year	(416)
At December 31, 2012	2,421

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 15.

16. Property, plant and equipment

	Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixtures	Total in operation	Construction in progress	Total PPE

At June 30, 2012
Total cost	714	3,314	17,251	816	22,095	134	22,229
Accumulated depreciation	(550)	(1,002)	(5,843)	(190)	(7,585)	-	(7,585)
Net book balance	164	2,312	11,408	626	14,510	134	14,644

At December 31, 2012
Opening balance	164	2,312	11,408	626	14,510	134	14,644
Acquisitions	-	171	1,672	97	1,940	328	2,268
Transfers	-	134	-	-	134	(134)	-
Disposals	-	(1)	(1,298)	(1)	(1,300)	-	(1,300)
Depreciation	(63)	(204)	(1,550)	(44)	(1,861)	-	(1,861)
Net book balance	101	2,412	10,232	678	13,423	328	13,751

At December 31, 2012
Total cost	714	3,618	17,625	912	22,869	328	23,197
Accumulated depreciation	(613)	(1,206)	(7,393)	(234)	(9,446)	-	(9,446)
Net book balance	101	2,412	10,232	678	13,423	328	13,751

Annual depreciation rates (weighted average) - %	4	15,78	17,03	10
At December 31, 2012
Total cost	714	4,096	18,755	1,006	24,571	329	24,900
Accumulated depreciation	(613)	(1,357)	(8,070)	(259)	(10,299)	-	(10,299)
Net book balance	101	2,739	10,685	747	14,272	329	14,601

Annual depreciation rates (weighted average) - %	4	15,78	17,03	10

16. Property, plant and equipment (Continued)

	Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixtures	Total in operation	Construction in progress	Total PPE

At June 30, 2012
Total cost	714	3,741	18,633	881	23,969	134	24,103
Accumulated depreciation	(550)	(1,129)	(6,448)	(212)	(8,339)	-	(8,339)
Net book balance	164	2,612	12,185	669	15,630	134	15,764

At December 31, 2012
Opening balance	164	2,612	12,185	669	15,630	134	15,764
Acquisitions	-	222	1,710	126	2,058	329	2,387
Transfers	-	134	-	-	134	(134)	-
Disposals	-	(1)	(1,588)	(1)	(1,590)	-	(1,590)
Depreciation	(63)	(228)	(1,622)	(47)	(1,960)	-	(1,960)
Net book balance	101	2,739	10,685	747	14,272	329	14,601

At December 31, 2012
Total cost	714	4,096	18,755	1,006	24,571	329	24,900
Accumulated depreciation	(613)	(1,357)	(8,070)	(259)	(10,299)	-	(10,299)
Net book balance	101	2,739	10,685	747	14,272	329	14,601

Annual depreciation rates (weighted average) - %	4	15,78	17,03	10

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note16.

17. Payable for farm acquisitions

	Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
Fazenda Jatobá	-	-	1,995	1,974
Fazenda Alto Taquari	-	-	23,076	22,296
Fazenda Nova Buriti	17,339	16,588	17,339	16,588
Fazenda Horizontina
	17,339	16,588	42,410	40,858

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 17.

18. Trade accounts payable

The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops, and leasing transactions of farms between the parent and its subsidiaries, as mentioned in note 32, which are eliminated in the consolidation of the annual financial statements.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 18.

19. Loans and financing

		Company		Consolidated
	Annual interest rates and charges - %	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
Current
Financing for Agricultural Costs - BNB and Itaú	9,54 and TJLP + 1,95 to 3,10	21,554	29,432	21,555	29,432
Financing Cremaq Project and Jaborandi - BNB	7.23	2,830	6,982	5,937	10,941
Financing of Machinery and Equipment - FINAME	5,5 to 10 and TJLP + 1,95 to 3,10	2,374	2,657	2,394	2,694
		26,758	39,071	29,886	43,067

Noncurrent
Crop financing - Itaú	TJLP + 1,95 to 3,10	4,287	7,869	4,287	7,869
Financing of Machinery and Equipment - FINAME	5,50 to 10	4,233	5,355	4,233	5,358
Financing Cremaq Project and Jaborandi - BNB	7.23	24,950	22,038	41,055	38,067
		33,470	35,262	49,575	51,294

		60,228	74,333	79,461	94,361

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste (Net Rate)

19. Loans and financing (Continued)

At December 31, 2012 amounts due by maturity are as follows:

	Company	Consolidated

1 year	26,758	29,886
2 years	11,479	14,597
3 years	7,388	10,310
4 years	3,806	6,655
5 years	1,304	3,994
Over 5 years	9,493	14,019
	60,228	79,461

At December 31, 2012, the balance of accrued interest related to the loans and financing contracts amounted to R$2,972 and R$3,669, classified under current and noncurrent liabilities, respectively.

The financing for Agricultural Cost BNB has as guarantee the amount of R$ 27,408, of which: 517,999 bags of soybean and 412,100 bushel of cotton to be produced in the 2012/2013 crop and the financing for Cremaq project has as guarantee areas of the farm. For FINAME contracts the machinery and equipment object of financing were provided as collateral. All of them will be pledged until the final repayment of the loan.

19. Loans and financing (Continued)

Additionally in relation to BNB financing for acquisition of Cremaq Farm part of the land of the farm acquired was provided as collateral. As regards to the financing obtained for acquisition of Jaborandi Farm, a guarantee letter in the amount of R$ 18,492 was provided.

The BNB financing require the maintenance of deposits in liquidity fund remunerated at CDI. The balances at December 31, 2012 and 2011 are disclosed in Note 6.2 and in Note 12.

All the financing above are in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly fund those loans. At December 31, 2012 and June 30, 2012 the Company’s financing had no covenants.

Payments of loans and financing

On August 31, 2012, the Company settled the financing contract obtained from the Federal Government to finance the crops cost in the amount of R$1,339. Until December 31, 2012 the Company paid R$517 related to machinery financing, R$1,066 related to crops cost and R$1,471 related to the financing of Jaborandi project.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 19.

20. Taxes payable

	Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
ISS payable	216	99	295	118
Withheld social contributions	156	578	171	610
IOF payable	-	761	-	761
ICMS payable	-	22	-	22
Funrural payable	554	241	569	281
Pis and Cofins payable	-	-	17	45
IRPJ and CSLL payable presumed profit	-	-	5,053	1,265
Total current	926	1,701	6,105	3,102

IRPJ and CSLL payable presumed profit	-	-	2,934	2,695
Total noncurrent	-	-	2,934	2,695

21. Deferred taxes

	Company		Consolidated
	12/31/2012	06/30/2012	12/31/2012	06/30/2012
Assets :
Tax losses	15,948	13,861	23,452	17,723
Biological assets	-	1,850	-	2,651
Hedge, contingency and provision for bad debts	8,446	9,519	9,644	13,275
Difference in cost of farms	170	170	170	171
	24,564	25,400	33,266	33,820
Liabilities
Biological assets	603	-	341	-
Accelerated depreciation of assets for rural activity	14,770	17,708	16,018	18,860
	15,373	17,708	16,359	18,860

	9,191	7,692	16,907	14,960

(-) Provision for realization of deferred tax on assets (a)	-	-	(1,194)	-

Net balance	9,191	7,692	15,713	14,960

(a)   Based on the projections of future taxable income of Jaborandi Ltda., the Company’s Management assessed the valuation allowance on the realization of deferred taxes on tax losses carry-forward, thus registered a provision for valuation allowance (Note 28).

21. Deferred taxes (Continued)

The net changes in deferred income tax and social contribution are as follows:

	Company	Consolidated
At June 30, 2012	7,692	14,960
Tax loss	2,087	5,729
Adjustments in biological assets and agricultural products	(2,453)	(2,992)
Hedge, contingency and ADA	(1,073)	(3,632)
Provision for realization of deferred tax on assets (a)	-	(1,194)
Accelerated depreciation	2,938	2,842

At December 31, 2012	9,191	15,713

21. Deferred taxes (Continued)

The estimated periods of realization of deferred tax assets are as follow:

	12/31/2012
	Company	Consolidated
2013	13,055	14,253
2014	4,275	4,359
2015	5,569	5,879
2016	1,665	2,160
2017		665
2018 to 2021		4,756
	24,564	32,072

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 20.

22. Share capital

a)      Share capital (quantity of shares)

Cresud S.A.C.I.F.Y.A.	23,160,450	21,153,015
Elie Horn	3,274,600	3,274,600
	26,435,050	24,427,615

Board of Directors	7,786,000	7,810,000
Executive Board	500	500
Officers	7,786,500	7,810,500

Other	24,200,850	26,184,285

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding shares	24,200,850	26,184,285

Outstanding shares as percentage of total shares(%)	41%	45%

At December 31, 2012, the Company’s authorized and paid up capital amounted to R$588,224.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 21.

22. Share capital (Continued)

b)        Warrants

The Company issued warrants to its founder shareholders in March 2006, before its initial public offering. In the prospect of the initial public offering, the Company disclosed that warrants were issued to its founder shareholders as a recognition for the work of the Company’s foundation, for the entrepreneurial spirit, for having prepared the Company for its initial public offering and for preparing the business plan, assuring their commitment to the Company’s development. The attribution of warrants to the company’s founder shareholders was carried out on a free basis.

The warrants were recorded in the scope of IFRS 2, as instrument of shareholding participation issued in exchange for services rendered by other than its employees.

22. Share capital (Continued)

b)    Warrants (Continued)

First tranche

Since the warrants of first tranche are recorded by IFRS 2 and may be fully exercised since March 15, 2009, which precedes the transition date to IFRS, i.e. July 1, 2009 and the Company has not disclosed the fair value of the warrants on their assessment date, the warrants are not recorded in the financial statements.

Second tranche

Management believes that the warrants of second tranche (which may only be exercised if the control is transferred or if a significant interest is acquired) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share practiced in the public offering for acquisition of shares formulated on account of obtaining the control or acquiring significant interest of the Company.

The outstanding warrants of second tranche at December 31, 2012 and June 30, 2012 are 25,600 and there were no changes in the number of outstanding warrants in the years/periods ended. The warrants of second tranche grant to their holders the right to shares subscription issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the warrant of second issuance.

Brasilagro	December 31, 2012	June 30, 2012

Quoted market price of share - R$	10.00	7.45
Date of issuance (day/month/year)	4/28/2006	4/28/2006
Maturity (day/month/year)	4/27/2021	4/27/2021
Exercise price at year end - R$/share	13.98	13.51
Number of outstanding shares	58,422	58,422

Percentage of capital shares to be issued at the exercise (percentage of new capital) - %	20	20
Limit quantity of shares to be issued at the exercise (shares)	14,606	14,606
Quantity of subscription warrants	25,600	25,600

c)    Stock option plan - stock option

The information on the stock option plan and issuance of new grants are described in Note 26. In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 21.

23. Segment information

	Consolidated
	2012					2011
	Total	Grains	Sugarcane	Real estate	Not Allocated	Total	Grains	Sugarcane	Real estate	Not Allocated

Net operating revenue	68,871	22,875	45,371	-	625	61,614	26,529	35,032	-	53
Gain (loss) on fair value of biological assets and agricultural products	26,864	-	-	26,864	-	12,987	-	-	12,987	-
Impairment of agricultural products after harvest	13,522	4,541	8,981	-	-	(2,695)	5	(2,700)	-	-
Impairment of agricultural products after harvest	2,095	2,095	-	-	-	406	406	-	-	-
Cost of sales	(73,669)	(23,781)	(47,123)	(1,125)	(1,640)	(51,887)	(19,867)	(32,020)	-	-

Gross profit (loss)	37,683	5,730	7,229	25,739	(1,015)	20,425	7,073	312	12,987	53

Operating revenue (expenses)
Selling expenses	(5,027)	(2,402)	-	(2,625)	-	(852)	(852)	-	-	-
General and administrative	(13,267)	-	-	-	(13,267)	(11,947)	-	-	-	(11,947)
Other operating revenue	(1,175)	-	-	-	(1,175)	21	-	-	-	21

Operating results	18,214	3,328	7,229	23,114	(15,457)	7,647	6,221	312	12,987	(11,873)

Net financial income
Financial income	24,653	-	-	-	24,653	20,332	-	-	-	20,332
Financial expenses	(24,552)	-	-	-	(24,552)	(8,058)	-	-	-	(8,058)

Profit/loss before taxation	18,315	3,328	7,229	23,114	(15,356)	19,921	6,221	312	12,987	401

Income tax and social contribution	(4,541)	(1,131)	(2,458)	(2,310)	1,358	(3,330)	(2,115)	(106)	(717)	(392)

Net income (loss) for the period	13,774	2,197	4,771	20,804	(13,998)	16,591	4,106	206	12,270	9

	December 31, 2012					June 30, 2012
Total assets	729,161	114,841	27,285	360,695	226,340	735,762	78,604	37,376	402,037	217,745
Total liabilities	156,078	-	-	42,410	113,668	176,794	-	-	40,858	135,936

The balance sheet accounts are represented by the accounts “Trade accounts receivable”, “Biological assets”, “Agricultural products” and “Investment properties”.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 22.

24. Revenues

	Company		Consolidated
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Sale of grains	24,412	26,689	26,327	28,758
Sale of sugarcane	46,671	36,166	46,671	36,166
Leasing	247	67	412	161
Other revenue	741	80	775	82
Gross operating revenue	72,071	63,002	74,185	65,167

Sales deductions

Taxes on sales	(3,979)	(3,229)	(5,314)	(3,553)
	(3,979)	(3,229)	(5,314)	(3,553)

Net sales revenue	68,092	59,773	68,871	61,614

The main variation occurred in the period ended December 31, 2012 is due to the sale of grains in inventories.

25. Expenses by nature

				Parent				Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total

Depreciation and amortization	12,149	-	548	12,697	12,292	-	548	12,840
Personnel expenses	1,551	-	6,567	8,118	1,587	-	6,581	8,168
Expenses with services provider	11,357	-	1,845	13,202	11,702	-	1,868	13,570
Leasing	4,105	-	-	4,105	-	-	-	-
Cost of agricultural products	26,172	-	-	26,172	25,838	-	-	25,838
Freight and storage	-	267	-	267	-	852	-	852
Sale of farm - commission	368			368	-			-
Maintenance, travel expenses and other	463	-	2,133	2,596	468	-	2,950	3,418

December 31, 2011	56,165	267	11,093	67,525	51,887	852	11,947	64,686

Depreciation and amortization	13,881	-	631	14,512	14,230	-	631	14,861
Personnel expenses	2,170	-	7,107	9,277	2,254	-	7,196	9,450
Expenses with services provider	18,340	-	2,433	20,773	18,886	-	2,438	21,324
Leasing	4,182	-	340	4,522	-	-	340	340
Cost of agricultural products	30,162	-	-	30,162	35,546	-	-	35,546
Freight and storage	-	1,744	-	1,744	-	2,010	-	2,010
Allowance for doubtful accounts	-	262	-	262	-	392	-	392
Sale of farm - commission	-	-	-	-	-	2,625	-	2,625
Maintenance, travel expenses and other	2,340	-	1,960	4,300	2,753	-	2,662	5,415

December 31, 2012	71,075	2,006	12,471	85,552	73,669	5,027	13,267	91,963

26. Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses” and are as follows:

	Consolidated

	December 31, 2012	December 31, 2011
Board of directors and executive board compensation	1,848	1,613
Grant of shares	339	569
Bonus	891	865
	3,078	3,047

Stock option plan - stock options

On August 11, 2010, July 03, 2012 and September 04, 2012 the Board of Directors approved the creation of the Stock Option Program in 1, 2 and 3 (the "Program"), respectively; authorizing the Company’s Board to grant stock options to the elected beneficiaries at that time. In the Program, the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options, were established. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Company for the exercise price established in the Program. The Programs comprise 5 beneficiaries and the grant of 370,007, 315,479 and 314,479 options at an exercise price of R$8.97, R$8.25 and R$8.52 per share, respectively, and may be exercised in full as from August 12, 2012, July 3, 2014 and July 3, 2014 (vesting date), respectively; through a period of 3 years as from the vesting date. At December 31, 2012 there was no option exercisable or cancelled.

26. Management compensation (Continued)

The table below presents the information on the Program:

	First grant	Second grant	Third grant
Date of issuance	11/8/2010	3/7/2012	4/9/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of period	9.61	9.61	9.61
Free risk interest rate %	11.36	9.37	9.12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market - %	67.48	41.62	40.50
Number of outstanding options	370,007	315,479	315,479
Number of options to be exercised	370,007	315,479	315,479
Estimated fair value (R$/share)	6.16	3.60	4.08

In the six month period ended December 31, 2012 the company recognized the amount of R$339 recorded under administrative expenses.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 26.

27. Financial income and expenses

	Company		Consolidated
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Financial Income
Interest Income on financial investments	2,371	6,200	3,151	7,819
Interest on receivables	536	840	558	874
Monetary variation	-	477	-	479
Foreign exchange variation	1,400	744	1,504	9
Gain on remeasurement of receivables from sale of farms	-	-	1,710	897
Realized profit from derivative transactions	1,185	2,788	7,825	2,038
Unrealized profit from derivative transactions	10,240	8,216	9,905	8,216
	15,732	19,265	24,653	20,332
Financial Expenses
Interest expenses on loans	(61)	(266)	(512)	(267)
Interest on accounts payable	(5,603)	(2,842)	(4,649)	(3,641)
Monetary variation	-	-	(779)	-
Foreign exchange variation	(1,150)	-	(1,267)	-
Realized loss from derivative transactions	-	-	(639)	2,038
Unrealized loss from derivative transactions	(9,934)	(4,566)	(16,730)	(4,150)
	(16,748)	(7,674)	(24,552)	(8,058)

Financial income (expense)	(1,016)	11,591	101	12,274

28. Income tax and social contribution

	Company		Consolidated
	12/31/2012	12/31/2011	12/31/2012	12/31/2011

Income before income tax and social contribution	12,275	18,080	18,315	19,921
Combined nominal rate of income tax and social contribution - %	34%	34%	34%	34%
	(4,174)	(6,147)	(6,227)	(6,773)

Equity pickup on investments	7,348	5,539	-	-
Management bonus	(303)	(534)	(303)	(534)
Net effect of subsidiaries taxed based on presumed profit (*)	-	-	4,487	4,001
Reversal of management bonus - 2011	(1,000)	-	(1,000)	-
Other	(372)	(214)	(304)	(24)

IRPJ and CSLL on the profit/loss for the year	1,499	(1,356)	(3,347)	(3,330)

(-) Valuation allowance	-	-	(1,194)	-

Total	1,499	(1,356)	(4,541)	(3,330)

Current			(5,295)	(625)
Deferred	1,499	(1,356)	754	(2,705)

	1,499	(1,356)	(4,541)	(3,330)
Effective rate	12%	-61%	-18%	-59%

(*)  Some of our subsidiaries which have annual revenue below a certain threshold established in the tax regulations in Brazil have their income tax measured on the "presumed tax regime" whereby income tax is determined on a simplified basis to calculate the taxable income (32% for lease revenues, 8% for sale of farm and 100% for other earnings). This results effectively in taxing the taxable income of subsidiaries under the "presumed tax regime" at a lower rate.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012 (note 28), including the information related to the option for RTT.

29. Earnings per share

(a)    Basic

		Consolidated
	December 31, 2012	December 31, 2011
Profit attributed to controlling shareholders	13,774	16,724
Weighted average number of common shares issued (thousands)	58,422	58,422
Basic earnings per share	0.24	0.29

(b)    Diluted

There were no differences in the weighted average number of common shares used for the basic and diluted earnings (loss) per share, since the effect of all the outstanding common shares potentially dilutive was anti-dilutive. At December 31, 2012 there were 1,000,965 outstanding stock options and 25,600 warrants (Note 22.b) which could have a dilutive impact in the future, but were anti dilutive in such year.

As a consequence, the diluted earnings per share are equal to the basic earnings per share for the presented periods.

See Note 29 to the annual financial statements, ended June 30, 2012.

30. Provision for legal claims

The Company is involved in labor and environmental claims and is discussing these matters both at the administrative level and also in court for which judicial deposits were made, where applicable. The provision for probable losses arising from these lawsuits has been estimated and revaluated by management, supported by the opinion of the Company's external legal advisors. As at December 31, 2012 the Company maintained a provision of R$ 2,888 (R$2,987 in the consolidated financial statements) corresponding to lawsuits involving the risk of probable loss, as summarized below:

		Labor		Environmental
	Company	Consolidated	Company	Consolidated
At June 30, 2012	1,087	1,183	-	-
Additions	108	108	2,309	2,309
Financial charges	49	52	-	-
Reversal	(665)	(665)	-	-
At December 31, 2012	579	678	2,309	2,309

At December 31, 2012, the provision for environmental claims in the amount of R$2,309 relates to the challenge of IBAMA notice of violation of the protection rules in permanent preservation areas, had its classification of estimated risk changed from possible to probable, in view of decision, at first administrative level, which upheld notice served. Accordingly, the Company recorded provision for environmental claims.

30. Provision for legal claims (Continued)

In addition, the Company's has civil, tax and labor lawsuits, for which the expected of loss is estimated as possible and no provision has been recorded, are as follows:

	Company and Consolidated
	December 31, 2012	June 30, 2012
Civil claims	5,354	6,382
Tax claims	10,199	9,900
Labor claims	458	1,001
Environmental claims	-	3,907
	16,011	21,190

(i)    Civil lawsuits

At December 31, 2012, the amount of R$5,354 (R$6,382 at June 30, 2012) refers mainly to declaration of nullity of debt confession due to the purchase and sale of rice in the amount of R$1,954 and default of advance of resources contract for services rendering, guaranteed by lien in the amount of R$764 and void acts practiced by the parties aiming at an area of land which in the past, was owned by the plaintiffs in the amount of R$3,123.

(ii)   Tax lawsuits

At December 31, 2012, the amount of R$10,199 (R$9,900 at June 30, 2012) refers mainly to the appeal filed by Brasilagro against rejection of tax credits by the tax authorities, which aims at the reform of the decision making order that did not recognize the credit right claimed by the Company and, accordingly, did not approve the offset of income tax in the amount of R$9,637.

(iii)   Labor claims

At December 31, 2012, the balance of R$ 458 (R$1,001 at June 30, 2012) refers to labor claims filed by former employees and third parties, mainly claiming indemnity amounts and the recognition of employment relationships.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 30.

31. Commitments

At September 30, 2012 the Company entered into a private instrument of leasing of the rural property for the agricultural exploration of property located in the municipality of Tasso Fragoso, State of Maranhão. The total area of this property is 14.358,532 ha (fourteen thousand, three hundred and fifty eight hectares, fifty three ares and twenty two centiares), of which, 8,500ha (eight thousand and five hundred hectares) are composed of land suitable for the grains cultivation. The contract shall be effective up to July 31, 2013, except for the Preparation Area which may be delivered until August 31, 2013. The contract price is R$1,000, to be paid on May 30, 2013.

The Company has an option contract for the purchase of farm located in the municipality of Jaborandi, State of Bahia. At December 31, 2012 the fair value of this option is close to zero.

At December 31, 2012 there are commitments entered into for delivery 1,735,222 bags of soybean.

The other commitments entered into by the Company, which had no changes in this quarter, may be read in Note 31 to the annual financial statements, ended June 30, 2012.

32. Related party transactions

The principal balances of assets and liabilities, and of transactions that have affected the results for the period for transactions between related parties, arose from transactions with the Company and its subsidiaries. Management believes that these transactions were carried out in accordance with the usual market terms and conditions applicable to these types of transactions, as follows:

	Company
	December 31, 2012	June 30, 2012
Current assets
Rentals and sharing receivable (a)	46	43
Dividends receivable (c)	6,160	21,944

Current liabilities - trade accounts payable
Leasing payable (b)	14,499	10,625

32. Related party transactions (Continued)

	Company
	December 31, 2012	December 31, 2011
Result
Leases
Imobiliária Cremaq (b)	(1,541)	(1,354)
Imobiliária Araucária (b)	(1,669)	(1,149)
Imobiliária Cajueiro (b)	(2,042)	(627)
Imobiliária Mogno (b)	(995)	(532)
Imobiliária Ceibo (b)	2,206	(623)
	(4,041)	(4,285)
Sharing
Jaborandi Ltda (a)	112	75
Jaborandi S/A (a)	19	12
Imobiliária Cremaq (a)	19	12
Imobiliária Engenho (a)	19	12
Imobiliária Araucária (a)	19	16
Imobiliária Mogno (a)	19	12
Imobiliária Cajueiro (a)	19	16
Imobiliária Ceibo (a)	19	16
Imobiliária Flamboyant (a)	19	12
	264	183

	(3,777)	(4,102)

(a)   Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estates and Jaborandi Ltda. and charges for those services;

(b)   Leases - The subsidiaries that own real estate have leasing contracts with the Company based on prices measured in the quoted price of soybean;

(c)   Dividends receivable from the real estates Ceibo and Jaborandi S.A. in the amount of R$5,525 and R$635, respectively.

In the period ended December 31, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 32.

33. Insurance

The Company maintains insurance on civil liability for farms coverage and on vehicles, life insurance and personal accident for employees and directors, as well as insurance for Directors and Officers liability insurance. The coverage amount considered sufficient by management to cover adventitious risks and liabilities over its assets and responsibilities. The Company has assessed the risk of farm buildings and facilities owned by the Group, as well as its inventory and biological assets and concluded that there was no need for other types of insurance due to low chances of occurrence thereof.

Below is the table of the liabilities covered by insurance and the related amounts at December 31, 2012:

Insurance type	Coverage thousands - R$

Vehicles	1,769
Civil liability (D&O)	20,000

Given their nature, the assumptions adopted are not part of the of the interim information review statements. As a consequence, they have not been reviewed by our independent auditors.

34. Subsequent events

On January 22, 2013, the Company received the amount of R$45,000 related to the sale of Horizontina Farm in October 2012, for the total amount of R$75,000, with an outstanding installment of R$ 3,000 receivable, subject to the opening and preparation of soil in an area of 1500ha.

Horizontina Farm has an area of 14,359 hectares and was acquired on March 10, 2010 by subsidiary Imobiliária Ceibo for R$37,749. Before the acquisition, 2,100 hectares of the farm were used for the cultivation of grains. Up to September 30, 2012, the Company invested R$10,388 (net of accumulated depreciation) in infrastructure improvements. During the plantation season for 2011/2012 crop, 4,319 hectares of soybean and 2,095 hectares of corn were planted. The sales commission was R$2,625 and taxes on sale was R$5,047, and net profit of R$19,192.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: February 25, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer